Item 77I - 	Deutsche CROCI(r) Equity Dividend,
Deutsche Mid Cap Value Fund, and
Deutsche Small Cap Value Fund
(each, a series of Deutsche Value
Series, Inc.)
Deutsche CROCI(r) Equity Dividend, Deutsche Mid
Cap Value Fund, and Deutsche Small Cap Value
Fund
Class T shares for Deutsche CROCI(r) Equity Dividend
Fund, Deutsche Mid Cap Value Fund, and Deutsche
Small Cap Value Fund became effective on March 16,
2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of July 24, 2017, Class T shares were not available for purchase for Deutsche Mid Cap Value Fund and
Deutsche Small Cap Value Fund. As of June 5, 2017,
Class T shares of Deutsche CROCI(r) Equity Dividend
Fund are available for purchase.

Deutsche Small Cap Value Fund
In July 2017, the Board of Directors of Deutsche Value
Series, Inc., on behalf of Deutsche Small Cap Value
Fund (the "Acquired Fund"), approved a proposal by Deutsche Investment Management Americas Inc. (the
"Advisor"), the investment advisor of the Acquired
Fund, to effect the merger of the Acquired Fund into Deutsche Small Cap Core Fund (the "Acquiring Fund"), a series of Deutsche Investment Trust, on or about
December 4, 2017.
The proposal will be submitted for approval by shareholders of the Acquired Fund at a shareholder meeting to be held in the fourth quarter of 2017.
Completion of the merger is subject to approval of the merger by shareholders of the Acquired Fund. If the proposed merger is approved by shareholders, the merger is expected to occur on or about December 4, 2017. As a result of the merger, shareholders of the Acquired Fund will become shareholders of the Acquiring Fund.